TETRAPHASE PHARMACEUTICALS, INC.

480 Arsenal Street, Suite 110

Watertown, MA 02472

March 15, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tetraphase Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-186574
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tetraphase Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-186574), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern time on March 19, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

U.S. Securities and Exchange Commission

March 15, 2013

Very truly yours,

TETRAPHASE PHARMACEUTICALS, INC.

By:	/s/ Guy Macdonald
Guy Macdonald
President and Chief Executive Officer